Exhibit 2.7

INDEMNIFICATION AND REIMBURSEMENT AGREEMENT

BY AND AMONG

HONEYWELL ASASCO, INC.,

HONEYWELL ASASCO 2, INC.,

AND

HONEYWELL INTERNATIONAL INC.

Dated as of [•], 2018

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TABLE OF CONTENTS

(continued)

Exhibits

Exhibit A	Specified Sites
Exhibit B	Annual and Year-to-Date Liability and Defense Costs Report
Exhibit C	Claims Activity Report
Exhibit D	Environmental Report
Exhibit E	Estimated Annual US Bendix Loss Statement
Exhibit F	Ex-US Bendix Report
Exhibit G	Initial Prior Year Aggregate Loss Statement
Exhibit H	Interim Liability and Defense Costs Report
Exhibit I	Prior Year Aggregate Loss Statement
Exhibit J	Resolution Value Experience Report
Exhibit K	US Bendix Post-GARE Report
Exhibit L	Covenants
Exhibit M	Guarantee

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INDEMNIFICATION AND REIMBURSEMENT AGREEMENT

This INDEMNIFICATION AND REIMBURSEMENT AGREEMENT (as may be amended, restated, supplemented or otherwise modified from time to time, this “Agreement”), dated [•], 2018, by and among (i) Honeywell ASASCO, Inc., a corporation organized under the Laws of the State of Delaware (“Payor”), (ii) Honeywell ASASCO 2, Inc., a corporation organized under the Laws of the State of Delaware (“Payee”), and (iii) Honeywell International Inc., a corporation organized under the Laws of the State of Delaware (“Honeywell” or the “Claim Manager” and, together with Payee and Payor, the “Parties” and each, a “Party”).

W I T N E S S E T H:

WHEREAS the board of directors of Honeywell has determined that it is in the best interests of Honeywell and its shareholders to create a new publicly-traded company that will operate the Transportation Systems Business;

WHEREAS, concurrently with the execution of this Agreement, Honeywell and Garrett Transportation Systems Inc., a corporation organized under the Laws of the State of Delaware (“Transportation Systems”), are entering into a Separation and Distribution Agreement (the “Separation Agreement”);

WHEREAS, pursuant to and in accordance with the Separation Agreement, (i) substantially all of the Transportation Systems Business and certain related assets and liabilities are held by Payor (currently a direct wholly owned subsidiary of Payee) and its subsidiaries and (ii) Honeywell will contribute the shares of Payor and certain other assets relating to the Transportation Systems Business to Transportation Systems, and Payor will be an indirect wholly owned subsidiary of Transportation Systems;

WHEREAS, the transportation systems business (as such business has been described in the Claim Manager’s Form 10-K) historically included the operation of certain businesses at properties that were sold to Persons not Affiliated with Honeywell and third-party waste disposal sites, and certain environmental liabilities subject to indemnification by the Honeywell Group (and, indirectly, Payor Group) have been identified at such properties (collectively, as listed on Exhibit A hereto);

WHEREAS, prior to the Distribution, entities that, after the Distribution, will be Affiliates of Payor were part of the Claim Manager’s transportation systems business (as such business has been described in the Claim Manager’s Form 10-K), which, among other things, was in the business of designing, developing, manufacturing, marketing, repairing, overhauling and selling friction materials for automotive, industrial and rail applications on a worldwide basis (the “Bendix Friction Materials Business”);

WHEREAS, the US Bendix Claims and the Ex-US Bendix Claims arise from, and relate to, the Bendix Friction Materials Business;

WHEREAS, despite the relationship of Payor and its Affiliates to the US Bendix Claims and the Ex-US Bendix Claims as of the date hereof and following the Distribution, the Claim Manager has determined that it is likely that the Claim Manager will continue to incur Losses (as defined below) arising from and related to the US Bendix Claims and the Ex-US Bendix Claims;

WHEREAS, in light of Payor’s association with the Bendix Friction Materials Business, Payor has determined that it is appropriate and desirable for Payor to agree to pay to Payee the Environmental Obligation, the Ex-US Bendix Obligation and the US Bendix Obligation and, because of its recognized experience with and efficient management of such matters, for the Claim Manager to manage such Environmental Claims, US Bendix Claims and Ex-US Bendix Claims as more fully described in this Agreement; and

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements herein contained, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. When used in this Agreement, the following terms shall have the respective meanings specified below.

“4Q Payment” shall have the meaning set forth in Section 2.3(d).

“4Q Payment Date” shall have the meaning set forth in Section 2.3(d).

“4Q Reports” shall mean, in respect of any calendar year, the Environmental Report and the Ex-US Bendix Report providing information in respect of the first three Fiscal Quarters of such calendar year. If a Global Asbestos Resolution Event has occurred, then the US Bendix Post-GARE Report providing information in respect of the first three Fiscal Quarters of such calendar year shall also be a “4Q Report”.

“Accrued Amounts” shall have the meaning set forth in Section 2.5(b).

“Adverse Change” shall have the meaning set forth in Section 2.12(a).

“Affiliate” of any Person shall mean a Person that controls, is controlled by or is under common control with such Person. As used herein, “control” of any entity shall mean the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise; provided, however, that (i) Transportation Systems and the other members of the Transportation Systems Group shall not be considered Affiliates of Honeywell or any of the other members of the Honeywell Group and (ii) Honeywell and the other members of the Honeywell Group shall not be considered Affiliates of Transportation Systems or any of the other members of the Transportation Systems Group.

“Aggregate Annual Obligation” shall mean, in respect of any calendar year, the sum of (i) the Environmental Obligation in respect of such calendar year, plus (ii) the Ex-US Bendix Obligation in respect of such calendar year, plus (iii) the US Bendix Obligation in respect of such calendar year, plus (iv) any Disallowance Payment calculated as of December 31 of such year.

“Agreement” shall have the meaning given to it in the preamble to this Agreement.

“Agreement Amendment” shall have the meaning set forth in Section 2.12(a).

“Ancillary Agreement” shall mean the instruments, assignments, documents and agreements executed in connection with the implementation of the transactions contemplated by the Separation Agreement.

“Annual and Year-to-Date Liability and Defense Costs Report” shall mean the report delivered to Payor providing information regarding the previous year’s and year-to-date spend for liability and defense costs relating to the US Bendix Claims, the form of which is attached hereto as Exhibit B.

“Annual Cash Deficiency Payment” shall have the meaning set forth in Section 2.3(e)(ii).

“Bendix Corporation” shall mean The Bendix Corporation and its predecessors or successors-in-interest.

“Bendix Friction Materials Business” shall have the meaning given to it in the recitals to this Agreement.

“Bendix Newco” shall have the meaning set forth in Section 4.7(c).

“Business Day” shall mean any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized by Law to close in New York City, New York.

“Cap” shall mean €[•].1

“Cash Amounts” shall mean, in respect of any Person (i) amounts of cash actually paid by such Person to any other Person or (ii) amounts to be paid by such person to any other Person that are classified as accounts payable; provided, for the avoidance of doubt, that any amount previously counted as a Cash Amount pursuant to clause (ii) may not be counted as a Cash Amount pursuant to clause (i) in a subsequent year’s calculation of the Aggregate Annual Obligation.

[1]	NTD: To be updated to equal $175,000,000, based on a Euro-to-U.S. dollar exchange rate to be determined by Honeywell as of a date within two business days prior to the Distribution Date.

“Cash True-Up Payments” shall have the meaning set forth in Section 2.4(b).

“Claims Activity Report” shall mean the report delivered to Payor providing information regarding the status of existing US Bendix Claims, the form of which is attached hereto as Exhibit C.

“Claim Manager” shall have the meaning given to it in the preamble to this Agreement.

“Claims” shall mean any and all Environmental Claims, US Bendix Claims and the Ex-US Bendix Claims.

“Cumulative Outstanding GARE Losses” shall mean, in respect of any calendar year, an amount equal to: (i) 90% of the Global Asbestos Resolution Amount as of January 1st of such year, less (ii) 90% of the GARE Insurance Receipts received in respect of the Global Asbestos Resolution Event as of January 1st of such year, less (iii) the aggregate amount of all GARE Payments paid prior to January 1st of such year.

“Current Credit Agreement” shall mean the Credit Agreement dated as of the date hereof, by and among, inter alia, Transportation Systems, the Transportation Systems Borrower, the lenders from time to time party thereto and JPMORGAN CHASE BANK, N.A., as administrative agent.

“Default” shall have the meaning set forth in Section 2.13(a).

“Default Date” shall have the meaning set forth in the proviso in Section 2.13(a).

“Default Deferral” shall have the meaning set forth in Section 2.5(a).

“Deficiency Amount” shall mean, in respect of any calendar year, the amount, if any, by which (i) the sum of (A) the Estimated Annual US Bendix Obligation for such year, plus (B) the 4Q Payment for such year is less than (ii) the lesser of: (A) the Aggregate Annual Obligation and (B) the Cap.

“Disallowance Payment” shall mean, as of any date, 90% of Insurance Disallowances during the term of this Agreement that Payor has not already paid to Payee pursuant to this Agreement; provided that if any Disallowance Payment would result in an amount in excess of the Cap being paid in respect of the year the related Insurance Receipt was applied, then such Disallowance Payment shall be limited to the difference between the Cap and the amount of the Aggregate Annual Obligation for such year.

“Dispute” shall have the meaning set forth in Section 4.3.

“Distribution” shall mean the distribution by Honeywell to Record Holders, on a pro rata basis, of all of the outstanding shares of common stock of Transportation Systems owned by Honeywell on the Distribution Date.

“Distribution Date” shall mean the date, determined by Honeywell in accordance with the Separation Agreement, on which the Distribution occurs.

“Environmental Claims” shall mean (i) any and all claims asserted, made or alleged against any member of the Honeywell Group or the Transportation Systems Group or their respective Representatives, or any of the heirs, executors, successors and assigns of any of the foregoing, regardless of when they are made, arise or arose, alleging any injury, harm, risk, damage, cost or expense of any kind or nature, which are asserted to be related in any way, directly or indirectly, to (A) any violation of, noncompliance with, or liability under any HSE Laws associated with the Specified Sites, including, without limitation, response to, investigation and remediation of Releases, (B) the Release or exposure to Hazardous Materials associated with the Specified Sites, or (C) any natural resource damages with respect to the Specified Sites, and (ii) any investigation and remediation of Releases with respect to the Specified Sites unrelated, or in addition, to any claim. For the avoidance of doubt, “Environmental Claims” shall not include any SpinCo HSE Liabilities (as defined under the Separation Agreement).

“Environmental Insurance Receipts” shall mean, for any calendar period for which an Environmental Obligation is owed, as applicable, the amount of cash actually received by the Claim Manager or its Affiliates in such period with respect to any casualty insurance policies of the Claim Manager or its Affiliates in respect of Losses related to Environmental Claims, less all costs and expenses (including attorneys’ fees and costs) incurred by the Claim Manager or its Affiliates in connection with the collection of such proceeds.

“Environmental Obligation” shall mean, in respect of any period, an amount equal to (i) 90% of the Losses incurred by Payee Parties related to Environmental Claims in such period, less (ii) 90% of the Environmental Insurance Receipts for such period, less (iii) 90% of amounts received by any member of the Honeywell Group resulting from affirmative litigation relating to Environmental Claims in such period, net of any costs or expenses of whatever kind in respect of Managing, investigating, responding to, prosecuting, settling, compromising or resolving claims relating to such affirmative litigation, including attorneys’ fees and costs (including, but not limited to, the costs of experts and vendors necessary to prosecute, compromise and manage such affirmative litigation) (“Affirmative Environmental Litigation Proceeds”), less (iv) 90% of the net proceeds received in such period by any member of the Honeywell Group in respect of sales of any property comprising the Specified Sites in such period (“Property Sales Proceeds”), and less (v) 90% of any other amounts contributed to or otherwise paid to or on behalf of any member of the Honeywell Group by other Persons not within the Honeywell Group relating to Environmental Claims in such period, net of any costs to the Honeywell Group in connection with recovering such amounts (“Co-Contributions Proceeds”).

“Environmental Report” shall mean the report delivered to Payor providing a summary of Losses incurred by Payee Parties related to Environmental Claims for a period, the form of which is attached hereto as Exhibit D.

“Estimated Annual US Bendix Loss Statement” shall mean an annual written estimate, a form of which is attached hereto as Exhibit E, of (i) the amount of Losses that the Claim Manager expects to be incurred by the Payee Parties in respect of US Bendix Claims in the following calendar year and (ii) the amount of US Bendix Insurance Receipts that the Claim Manager expects it or its Affiliates to receive in the following calendar year.

“Estimated Annual US Bendix Obligation” shall mean, in respect of any calendar year, (i) 90% of the amount of estimated Losses incurred by the Payee Parties in respect of US Bendix Claims less (ii) 90% of the amount of estimated US Bendix Insurance Receipts, in each case, as such estimate is set forth in the Estimated Annual US Bendix Loss Statement.

“Estimated Initial US Bendix Obligation” shall mean, in respect of the Initial Period, (i) 90% of the amount of estimated Losses incurred by the Payee Parties in respect of US Bendix Claims less (ii) 90% of the amount of estimated US Bendix Insurance Receipts.

“Euro” or “€” shall mean the single currency of the European Union as constituted by the Treaty on European Union and as referred to in the EMU Legislation.

“Ex-US Bendix Claims” shall mean any and all claims asserted, made or alleged against any member of the Honeywell Group or the Transportation Systems Group (other than an Ex-US TS Brake Subsidiary) or their respective Representatives, or any of the heirs, executors, successors and assigns of any of the foregoing, by any Person in a jurisdiction outside of the boundaries of the United States of America or its territories, regardless of when they are made, arise or arose, alleging any injury, harm, risk, damage, cost or expense of any kind or nature, which are asserted to be related in any way, directly or indirectly, to the use of asbestos and/or asbestos-containing product or material, or to the direct or indirect exposure or the possibility or potential of direct or indirect exposure of such Person or any other Person (including, in each case, indirect exposure to spouses, children or any other Person coming into contact with a Person who was directly or indirectly exposed) to asbestos or asbestos-containing dust, products or materials in connection with the business of the Bendix Corporation or any of its Affiliates, including, without limitation, the manufacturing, licensing, sale, distribution, packaging, handling, use, installation, removal or repair of products manufactured, licensed, sold, distributed, packaged, handled, used, installed or removed by the Bendix Corporation, including, but not solely, from asbestos-containing friction materials.

“Ex-US Bendix Insurance Receipts” shall mean, for any period for which an Ex-US Bendix Obligation is owed, the amount of cash actually received by the Claim Manager or its Affiliates in such period with respect to any casualty insurance policies of the Claim Manager or its Affiliates in respect of Losses related to Ex-US Bendix Claims, less all costs and expenses (including attorneys’ fees and costs) incurred by the Claim Manager or its Affiliates in connection with the collection of such proceeds.

“Ex-US Bendix Obligation” shall mean, in respect of any period, 90% of the Losses incurred by Payee Parties related to Ex-US Bendix Claims in such period less 90% of the Ex-US Bendix Insurance Receipts for such period.

“Ex-US Bendix Report” shall mean the reports delivered to Payor providing a summary of Losses incurred by Payee Parties related to Ex-US Bendix Claims for a period, the form of which is attached hereto as Exhibit F.

“Ex-US TS Brake Subsidiaries” shall mean members of the Transportation Systems Group domiciled outside of the United States of America or its territories, following the Distribution.

“FCCR Test” shall have the meaning set forth in Section 2.5(a).

“Financial Covenant Deferral” shall have the meaning set forth in Section 2.5(a).

“Financial Indebtedness” shall mean, for any Person, all obligations of such Person under the applicable governing documentation to pay principal, interest, penalties, fees, guarantees, reimbursements, damages, costs of unwinding and other liabilities with respect to (a) indebtedness for borrowed money, whether current or funded, fixed or contingent, secured or unsecured or (b) indebtedness evidenced by bonds, debentures, notes, mortgages or similar instruments or debt securities.

“Financial Representative” shall mean any arranger, collateral agent, administrative agent, indenture trustee or other agent trustee or representative for any holder of Senior Indebtedness.

“Fiscal Quarter” shall mean the fiscal quarter of Claim Manager, it being understood that for purposes hereof (including, without limitation, Section 2.3(d)), the fourth Fiscal Quarter of any calendar year shall mean the Fiscal Quarter ending on December 31st; provided that if Claim Manager changes its fiscal year, the Parties shall work together in good faith to amend this Agreement as may be necessary.

“GARE Deficiency Payment” shall have the meaning set forth in Section 2.4(b).

“GARE Insurance Receipts” shall mean, for any period in which a Cumulative Outstanding GARE Loss is owed, the amount of cash actually received by the Claim Manager or its Affiliates in such period with respect to any casualty insurance policies of the Claim Manager or its Affiliates in respect of Losses related to Global Asbestos Resolution Amounts, less all costs and expenses (including attorneys’ fees and costs) incurred by the Claim Manager or its Affiliates in connection with the collection of such proceeds.

“GARE Payment” shall have the meaning set forth in Section 2.4(a).

“Global Asbestos Resolution Amount” shall mean the aggregate amounts paid or payable by the Honeywell Group at any time following the date of this Agreement in satisfaction of a Global Asbestos Resolution Event.

“Global Asbestos Resolution Event” shall mean any settlement of all or substantially all of the current and future US Bendix Claims in which Losses of Payee Parties in respect of such US Bendix Claims is forever extinguished, whether such settlements are mandated by a Governmental Authority, such as an enactment of congress or regulation, or by private settlement approved by a court of competent jurisdiction.

“Governmental Approvals” shall mean any notices, reports or other filings to be given to or made with, or any consents, registrations or permits to be obtained from, any Governmental Authority.

“Governmental Authority” shall mean any federal, state, local, foreign or international court, government, department, commission, board, bureau, agency, official or other legislative, judicial, regulatory, administrative or governmental authority.

“Guarantee” shall have the meaning set forth in Section 2.14.

“Hazardous Materials” means (i) any natural or artificial substance (whether solid, liquid, gas or other form of matter, noise, microorganism or electromagnetic field) that could cause harm to human health or the environment, including petroleum, petroleum products and byproducts, asbestos-containing materials, perfluoroalkyl substances, urea formaldehyde foam insulation, carcinogens, endocrine disrupters, lead-based paint, electronic, medical or infectious wastes, polychlorinated biphenyls, radon gas, radioactive substances, greenhouse gases and ozone-depleting substances and (ii) any other chemical, material, substance or waste that could result in liability under, or that is prohibited, limited or regulated by or pursuant to, any HSE Law.

“Honeywell” shall have the meaning given to it in the preamble to this Agreement.

“Honeywell Group” shall mean Honeywell and each of its Subsidiaries, including any Person that becomes a Subsidiary of Honeywell following the Distribution, but excluding any member of the Transportation Systems Group.

“HSE Law” shall mean any Law or Governmental Approvals, or any standard used by a Governmental Authority pursuant to any Law or Governmental Approvals, relating to (i) pollution, (ii) protection or restoration of the indoor or outdoor environment or natural resources, (iii) the transportation, treatment, storage or Release of, or exposure to, hazardous or toxic materials, (iv) the registration, manufacturing, sale, labeling or distribution of hazardous or toxic materials or products containing such materials (including the REACH Regulation and similar requirements), (v) process safety management or (vi) the protection of the public, worker health and safety or threatened or endangered species.

“Indenture” shall mean the Indenture dated [_____], by and among the Transportation Systems Issuer, the guarantors named therein and [_____], as trustee.

“Information Statement” means the Information Statement sent to the holders of common stock of Honeywell in connection with the Distribution, as such Information Statement may be amended from time to time.

“Initial Cap” shall mean the product of (x) the Cap times (y) the quotient represented by (1) the number of days between the Distribution Date and December 31, 2018 (inclusive of such dates), divided by (2) 365.

“Initial Cash Deficiency Payment” shall have the meaning set forth in Section 2.3(b)(ii).

“Initial Deficiency Amount” shall mean the amount, if any, by which the Initial Period Estimated US Bendix Payment is less than the lesser of: (i) the Initial Cap and (ii) the Initial Obligation.

“Initial Obligation” shall mean an amount equal to (i) 90% of Losses incurred by Payee Parties in respect of (A) Environmental Claims, (B) US Bendix Claims and (C) Ex-US Bendix Claims, in each case, incurred during the Initial Period, less (ii) 90% of (A) Environmental Insurance Receipts, (B) Affirmative Environmental Litigation Proceeds, (C) US Bendix Insurance Receipts, (D) Ex-US Bendix Insurance Receipts, (E) Co-Contributions Proceeds and (F) Property Sales Proceeds, in the case of (A), (B), (C), (D) and (E), in respect of Losses incurred during the Initial Period, and in the case of (F), in respect of property sales consummated during the Initial Period, plus (iii) any Disallowance Payment calculated as of the last day of the Initial Period.

“Initial Overage Amount” shall mean the amount, if any, by which the Initial Obligation is less than the lesser of: (i) the Initial Period Estimated US Bendix Payment and (ii) the Initial Cap.

“Initial Period” shall have the meaning set forth in Section 2.2(a).

“Initial Period Estimated US Bendix Payment” shall have the meaning set forth in Section 2.2(a).

“Initial Prior Year Aggregate Loss Statement” shall mean a written statement, a form of which is attached hereto as Exhibit G, setting forth (i) the Initial Obligation and (ii) the Initial Deficiency Amount or the Initial Overage Amount, as applicable, in respect of the Initial Period.

“Insolvency Proceeding” shall mean, with respect to any Person, any distribution to creditors of such Person in (a) any liquidation or dissolution of such Person; (b) any bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to such Person or such Person’s property; (c) any assignment by such Person for the benefit of its creditors; or (d) any marshalling of such Person’s assets and liabilities.

“Insurance Disallowances” shall mean the amount of any insurance disallowances relating to Insurance Receipts actually paid to the Honeywell Group (not disputed by the Claim Manager at the time of calculating the Initial Obligation or the Aggregate Annual Obligation).

“Insurance Receipts” shall mean Environmental Insurance Receipts, Ex-US Bendix Insurance Receipts, and US Bendix Insurance Receipts.

“Interim Liability and Defense Costs Report” shall mean the report delivered to Payor providing information regarding a year-to-date spend for liability and defense costs relating to the US Bendix Claims, the form of which is attached hereto as Exhibit H.

“Law” shall mean any statute, law, regulation, ordinance, rule, judgment, rule of common law, order, decree, government approval, concession, grant, franchise, license, agreement, directive, guideline, policy, requirement or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, whether now or hereinafter in effect and, in each case, as amended.

“Losses” shall mean Cash Amounts in respect of losses, damages, liabilities, deficiencies, judgments, interest, awards, penalties, fines, costs, financial assurance or expenses of whatever kind in respect of Managing, investigating, responding to, remediating, defending, settling, compromising or resolving Claims, including attorneys’ fees and costs (including, but not limited to, the costs of experts, consultants, and vendors necessary to defend, compromise and Manage the Claims, security costs and real estate Taxes) and including, without limitation, punitive, incidental, consequential, special or indirect Losses (or any other Cash Amounts paid or to be paid to any Person). Losses shall include, but are not limited to: (a) Losses claimed by workers’ compensation, employers’ liability insurance associations or similar employee benefit schemes in respect of Claims; (b) increases in contributions to worker’s compensation, employers’ liability insurance associations or similar employee benefit schemes to the extent resulting from Claims; and (c) any fines or other penalties imposed by, or reimbursement, Tax or levy requested by, any Governmental Authority in respect of such Claims. For the avoidance of doubt, and without limiting the ability of Payee to estimate the amount of such Losses as contemplated by this Agreement, Losses incurred by Payee Parties in respect of US Bendix Claims in any given calendar year (i) shall include and be limited to the asbestos-related liability payments for the US Bendix Claims set forth annually in the Claim Manager’s “Contingencies and Commitments” footnote to its audited financial statements, as filed with the SEC in its Annual Report on Form 10-K (the “Form 10-K”) for the relevant year for so long as the Claim Manager continues to disclose such liabilities in its Form 10-K in a manner substantially similar to the disclosure set forth in the “Contingencies and Commitments” footnote to its audited financial statements for the fiscal year ended December 31, 2017, included in its Form 10-K for the year ended December 31, 2017 (the “2017 Form 10-K”), and (ii) thereafter shall mean all Losses related to US Bendix Claims for such calendar year. By way of example, Losses incurred in respect of US Bendix Claims for the fiscal year ended December 31, 2017, were $223,000,000, as set forth in the 2017 Form 10-K, which, when converted pursuant to Section 2.6(d), equal €[•].

“Management” or “Managing” shall mean, with respect to any Claim, the defense, settlement and payment of such Claim, including the management of insurance claims relating thereto (and the defense, settlement, payment and receipt of amounts in respect thereof).

“Material Indebtedness” shall have the meaning set forth in the Current Credit Agreement.

“New Loan Parties” shall have the meaning set forth in Section 2.14.

“Obligations” shall mean any principal, interest, premiums, penalties, fees, indemnifications, reimbursements, fees and expenses, damages and other liabilities payable under the documentation governing any Financial Indebtedness.

“Order” shall mean any judgment, order, injunction, decision, determination, award, ruling, writ, stipulation, restriction, assessment or decree of, or entered by, with or under the supervision of, any Governmental Authority.

“Ordinary Course of Business” shall mean the ordinary course of business (including with respect to nature, scope, magnitude, quantity and frequency) that does not require any board of director or shareholder approval or any other separate or special authorization of any nature and similar in nature, scope and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of other persons that are in the same line of business acting in good faith; provided that, for the avoidance of doubt, the payment of reasonable and customary corporate overhead costs and expenses (including administrative, legal, accounting and similar expenses payable to third parties), the payment of taxes and the payment of costs and expenses in connection with litigation matters shall be deemed to be in the ordinary course of business.

“Overage Amount” shall mean, in respect of any calendar year, the amount, if any, by which the Aggregate Annual Obligation is less than the lesser of: (i) the sum of (A) the Estimated Annual US Bendix Obligation for such year, plus (B) the 4Q Payment for such year and (ii) the Cap.

“Overage Credit” shall have the meaning set forth in Section 2.3(b)(i).

“Party” and “Parties” shall have the meaning set forth in the preamble to this Agreement.

“Payee” shall have the meaning given to it in the preamble to this Agreement.

“Payee Parties” shall mean any member of the Honeywell Group or its Representatives, or any of the heirs, executors, successors and assigns of any of the foregoing.

“Payment Blockage Notice” shall have the meaning set forth in Section 2.15(c)(ii).

“Payment Blockage Period” shall have the meaning set forth in Section 2.15(c)(ii).

“Payment Default Notice” shall have the meaning set forth in the proviso in Section 2.13(a).

“Payment Deferral” shall have the meaning set forth in Section 2.5(a).

“Payment in Full” or “Paid in Full” shall mean, with respect to any Financial Indebtedness, payment in full in cash, cash collateralization of all letters of credit, hedging and cash management obligations and the termination of all commitments to lend, as applicable pursuant to the documents evidencing such Financial Indebtedness.

“Payor” shall have the meaning given to it in the preamble to this Agreement.

“Payor Group” shall mean (a) Payor, (b) each Person that will be a Subsidiary of Payor immediately prior to the Distribution and (c) each Person that is or becomes a Subsidiary of Payor after the Distribution, including, in each case, any Person that is merged or consolidated with and/or into Payor or any Subsidiary of Payor and any Person that becomes a Subsidiary of Payor as a result of transactions that occur following the Distribution.

“Person” shall mean an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability company, any other entity and any Governmental Authority.

“Principal Credit Agreement” shall mean the Current Credit Agreement; provided, that, if, as of any date, the Current Credit Agreement shall not be the credit facility of Transportation Systems Group with the largest aggregate amount of revolving commitments and revolving loans outstanding (or, if no revolving commitments or revolving loans are outstanding, the largest aggregate amount of commitments and loans outstanding), the Principal Credit Agreement shall be the credit facility of Transportation Systems with the largest aggregate amount of revolving commitments and revolving loans outstanding as of such date (or, if no revolving commitments or revolving loans are outstanding, the largest aggregate amount of commitments and loans outstanding).

“Prior Year Aggregate Loss Statement” shall mean an annual written statement, a form of which is attached hereto as Exhibit I, setting forth (i) the Aggregate Annual Obligation for the immediately preceding year, (ii) if applicable, the Cumulative Outstanding GARE Losses and (iii) the Deficiency Amount or the Overage Amount, as applicable, in respect of such year.

“Quarterly Cap” shall have the meaning set forth in Section 2.3(c).

“Quarterly Payment” shall have the meaning set forth in Section 2.3(c).

“Quarterly Payment Date” shall have the meaning set forth in Section 2.3(c).

“REACH Regulation” shall mean Regulation (EC) No. 1907/2006 on the Registration, Evaluation, Authorisation and Restriction of Chemicals, including any implementing legislation or regulations, in each case as may be amended.

“Record Holders” shall mean holders of common stock of Honeywell as of the close of business on the date determined by the Honeywell board of directors as the record date for determining the shares of common stock of Honeywell in respect of which shares of common stock of Transportation Systems will be distributed pursuant to the Distribution.

“Release” shall mean any actual or threatened release, spill, emission, discharge, flow (whether through constructed or natural ditches, pipes, watercourses, overland flows or other means of conveyance), leaking, pumping, pouring, dumping, injection, deposit, disposal, dispersal, leaching or migration into or through the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) of a Hazardous Material; provided that, for the avoidance of doubt, mere vehicular transportation from an initial location to an offsite location, without more, shall not be deemed to constitute a Release from that initial location to the offsite location.

“Reorganization” shall mean the transactions described on Schedule I to the Separation Agreement.

“Representatives” shall mean the directors, officers, employees, investment bankers, consultants, attorneys, accountants and other advisors and representatives of a Person.

“Resolution Value Experience Report” shall mean the report delivered to Payor providing information regarding the resolution value of US Bendix Claims, the form of which shall be attached hereto as Exhibit J on the Distribution Date.

“Restricted Subsidiary” means any subsidiary of Transportation Systems that is a “Restricted Subsidiary” under the Principal Credit Agreement.

“RP Basket” shall have the meaning set forth in Section 2.11.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Senior Agent” shall mean such Person acting as administrative agent for the lenders party to the Principal Credit Agreement or, if there is only one lender thereunder, such lender.

“Senior Indebtedness” shall mean, collectively, the principal of, premium, if any, and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) payable pursuant to the terms of all agreements, documents and instruments governing Financial Indebtedness of Payor Group (together with all fees, costs, expenses and other amounts accrued or due on or in connection therewith) whether outstanding on the date of this Agreement or subsequently created, incurred, assumed, guaranteed or in effect guaranteed by Payor (including all deferrals, refinancings, renewals, extensions or refundings of, or amendments, restatements, modifications, waivers or supplements to, or deferrals to, the foregoing), except for: (i) any Financial Indebtedness that by its terms expressly provides that such Financial Indebtedness shall not be senior in right of payment to payments made by Payor to Payee hereunder or expressly provides that such Financial Indebtedness is equal with or junior in right of payment with payments made by Payor to Payee hereunder; (ii) any Financial Indebtedness between or among the members of Payor Group, other than, for the avoidance of doubt, Financial Indebtedness incurred for the benefit of Affiliates arising by reason of guaranties by Affiliates of Financial Indebtedness of such Affiliate to a Person that is not a member of Payor Group; (iii) any liability for federal, state, local or other taxes owed or owing by Payor; or (iv) Payor’s trade payables and accrued expenses (including, without limitation, accrued compensation and accrued restructuring charges) or deferred purchase prices for goods, services or materials purchased or provided in the ordinary course of business. For the avoidance of doubt, Financial Indebtedness under the Principal Credit Agreement or the Indenture constitutes Senior Indebtedness.

“Senior Payment Default” shall have the meaning set forth in Section 2.15(c)(i).

“Separation” shall mean (a) the Reorganization and (b) any other transfers of assets and assumptions of liabilities, in each case, between a member of the Honeywell Group, on the one hand, and a member of the other Transportation Systems Group, on the other hand, provided for in the Separation Agreement or in any Ancillary Agreement.

“Separation Agreement” shall have the meaning given to it in the recitals to this Agreement.

“Separation Transaction” shall mean any spin-off, split-off, carve-out, demerger, recapitalization or similar transaction.

“Specified Event of Default” shall mean, with respect to any Senior Indebtedness having commitments or an outstanding principal amount of at least €[•]2, (a) a payment or bankruptcy event of default thereunder or (b) if a financial maintenance covenant exists under such Senior Indebtedness, an event of default resulting from a breach of such financial maintenance covenant.

“Specified Sites” shall mean the sites listed on Exhibit A hereto or any other sites historically owned or operated by the transportation systems business (as such business has been described in the Claim Manager’s Form 10-K); provided, that “Specified Sites” shall not include those sites listed on Schedule VIII of the Separation Agreement.

“Subsidiary” of any Person shall mean any corporation or other organization, whether incorporated or unincorporated, of which at least a majority of the securities or interests, having, by the terms thereof, ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

[2]	NTD: To be updated to equal $25,000,000, based on a Euro-to-U.S. dollar exchange rate to be determined by Honeywell as of a date within two business days prior to the Distribution Date.

“Tax” or “Taxes” shall mean all taxes, assessments, charges, duties, fees, levies or other governmental charges, including all United States or other federal, state, provincial, territorial, local, foreign and other income, gross receipts, franchise, profits, capital gains, capital stock, capital, transfer, sales, use, value added, goods and services, harmonized sales, occupation, employer health, property, excise, severance, windfall profits, stamp, license, payroll, employment, customs, social security (or similar), pension plan, unemployment, disability, workers’ compensation, real property, personal property, registration, alternative or add-on minimum, withholding and other taxes, assessments, charges, duties, fees, levies, premiums or other governmental charges of any kind whatsoever, including all installments of tax, estimated taxes, deficiency assessments, additions to tax, penalties and interest, and indemnity obligations in respect of tax, in each case whether disputed or not.

“Tax Matters Agreement” shall mean the Tax Matters Agreement by and between Honeywell and Transportation Systems and, solely for purposes of Section 3.02(g) of the Tax Matters Agreement, Payor and Payee.

“Termination Date” shall have the meaning set forth in Section 3.1.

“Transportation Systems” shall have the meaning given to it in the recitals to this Agreement.

“Transportation Systems Borrower” shall mean [Honeywell Technologies Sàrl, a limited liability company organized under the Laws of Switzerland].

“Transportation Systems Issuer” shall mean [_____].

“Transportation Systems Business” shall mean the business of designing, manufacturing and selling turbocharger, electric-boosting and connected vehicle technologies for light and commercial vehicle original equipment manufacturers and the aftermarket, as conducted by Honeywell and its Affiliates prior to the Distribution, including as described in the Information Statement.

“Transportation Systems Group” shall mean (a) Transportation Systems, (b) each Person that will be a Subsidiary of Transportation Systems immediately prior to the Distribution and (c) each Person that becomes a Subsidiary of Transportation Systems after the Distribution, including in each case any Person that is merged or consolidated with or into Transportation Systems or any Subsidiary of Transportation Systems and any Person that becomes a Subsidiary of Transportation Systems following the Distribution.

“Transportation Systems Restricted Group” shall mean the Transportation Systems Group excluding any Unrestricted Subsidiary of Transportation Systems.

“True-Up Payment Date” shall mean the dates identified as such in Section 2.3(b) and Section 2.3(e).

“True-Up Reports” shall mean, in respect of any calendar year, the Environmental Report and the Ex-US Bendix Report providing information in respect of such calendar year. If a Global Asbestos Resolution Event has occurred, then the US Bendix Post-GARE Report providing information in respect of such calendar year shall also be a “True-Up Report”.

“Unrestricted Subsidiary” shall mean any Subsidiary of Transportation Systems that is an “Unrestricted Subsidiary” under the Principal Credit Agreement.

“US Bendix Claims” shall mean any and all claims asserted, made or alleged against any member of the Honeywell Group or the Transportation Systems Group or their respective Representatives, or any of the heirs, executors, successors and assigns of any of the foregoing, by any Person in the United States of America or its territories, regardless of when they are made, arise or arose, alleging any injury, harm, risk, damage, cost or expense of any kind or nature, which are asserted to be related in any way, directly or indirectly, to the use of asbestos and/or asbestos-containing product or material, or to the direct or indirect exposure or the possibility or potential of direct or indirect exposure of such Person or any other Person (including, in each case, indirect exposure to spouses, children or any other Person coming into contact with a Person who was directly or indirectly exposed) to asbestos or asbestos-containing dust, product or material in connection with the business of the Bendix Corporation or any of its Affiliates, including, without limitation, the manufacturing, licensing, sale, distribution, packaging, handling, use, installation, removal or repair of products manufactured, licensed, sold, distributed, packaged, handled, used, installed or removed by the Bendix Corporation, including, but not solely, from asbestos-containing friction materials.

“US Bendix Insurance Receipts” shall mean, for any period in which a US Bendix Obligation is owed, the amount of cash actually received by the Claim Manager or its Affiliates in such period with respect to any casualty insurance policies of the Claim Manager or its Affiliates in respect of Losses related to US Bendix Claims, less all costs and expenses (including attorneys’ fees and costs) incurred by the Claim Manager or its Affiliates in connection with the collection of such proceeds.

“US Bendix Obligation” shall mean, in respect of any period, (i) 90% of the Losses incurred by Payee Parties in respect of US Bendix Claims (other than any Losses that are included in the calculation of a Global Asbestos Resolution Amount) in such period, less (ii) 90% of the US Bendix Insurance Receipts (other than any Insurance Receipts in respect of a Global Asbestos Resolution Amount) for such period.

“US Bendix Post-GARE Report” shall mean the report delivered to Payor providing a summary of Losses incurred by Payee Parties related to US Bendix Claims for a period, the form of which is attached hereto as Exhibit K.

“US Bendix Reports” shall mean the Claims Activity Report, the Resolution Value Experience Report, the Interim Liability and Defense Costs Report, and the Annual and Year-to-Date Liability and Defense Costs Report.

ARTICLE II

PAYMENT

Section 2.1 Payment by Payor. From and after the Distribution Date, Payor hereby agrees to, and shall, make payments to Payee in accordance with the terms and subject to the conditions set forth in this Agreement.

Section 2.2 Estimates; Statements; and Reports.

(a) The Claim Manager has delivered to Payor, prior to the date hereof, a written estimate of the Estimated Initial US Bendix Obligation for the period (the “Initial Period”) commencing on the Distribution Date through December 31, 2018 (the “Initial Period Estimated US Bendix Payment”). On March 1, 2019, the Claim Manager shall deliver to Payor the Initial Prior Year Aggregate Loss Statement, the Ex-US Bendix Report and an Environmental Report, in each case, in respect of the Initial Period.

(b) Beginning no later than December 14, 2018, and thereafter on or prior to December 15 of each year, the Claim Manager shall deliver to Payor an Estimated Annual US Bendix Loss Statement in respect of the following calendar year; provided, that, in the event that a Global Asbestos Resolution Event has occurred and the Cumulative Outstanding GARE Losses are greater than zero, the Claim Manager shall no longer have an obligation to deliver the Estimated Annual US Bendix Loss Statement.

(c) On March 29, 2019 and each subsequent date that is forty-five (45) days following the end of each Fiscal Quarter, the Claim Manager shall deliver to Payor the US Bendix Reports, updated in respect of the prior Fiscal Quarter; provided, that, if a Global Asbestos Resolution Event has occurred and the Cumulative Outstanding GARE Losses are greater than zero, the Claim Manager shall have no obligation to deliver the US Bendix Reports.

(d) On November 14, 2019 and each subsequent date that is forty-five (45) days following the end of the third Fiscal Quarter of each calendar year, the Claim Manager shall deliver to Payor the 4Q Reports, updated in respect of the prior three Fiscal Quarters; provided, that, the Claim Manager shall have no obligation to deliver the 4Q Reports in any given year if the Estimated Annual US Bendix Obligation for such year exceeds the Cap.

(e) On March 2, 2020, and on or before March 1 of each year thereafter until the Termination Date, the Claim Manager shall deliver to Payor (i) the Prior Year Aggregate Loss Statement and (ii) the True-Up Reports.

(f) If any report is due under this Agreement on a date that is not a Business Day, such report shall be due on the next following Business Day.

(g) In the event that any member of the Honeywell Group is notified of, and is required to pay any amount in respect of, an Insurance Disallowance, the Claim Manager shall reasonably promptly notify Payor of such Insurance Disallowance.

(h) If a Global Asbestos Resolution Event occurs, the Claim Manager shall reasonably promptly notify Payor of such Global Asbestos Resolution Event and the Global Asbestos Resolution Amount relating to such Global Asbestos Resolution Event.

(i) Upon reasonable request, the Claim Manager shall provide such additional information from time to time as may be necessary for Payor to satisfy its obligations as an SEC registrant, in accordance with, and giving due regard to the principles of confidentiality and legal privilege identified in, Section 2.16 hereof.

(j) The Claim Manager shall have no obligation to provide information to Transportation Systems or Payor or any of their respective Affiliates other than as set forth in this Section 2.2, Section 2.9 and Section 3.3(a).

(k) To the extent not already provided under Section 2.10, Payor shall provide to the Claim Manager any financial statements and other information (in each case other than information regarding collateral matters) provided by Payor to the lenders under the Principal Credit Agreement or other Senior Indebtedness reasonably promptly after such information is required to be delivered to such lenders.

Section 2.3 Payments to Payee Pre-GARE. If a Global Asbestos Resolution Event has not occurred, Payor shall make the payments to Payee set forth in this Section 2.3.

(a) Initial Period Estimated US Bendix Payment. Thirty (30) days following the Distribution Date, Payor shall pay to Payee the Initial Period Estimated US Bendix Payment; provided, that, in the event that the Initial Period Estimated US Bendix Payment exceeds the Initial Cap, Payor shall pay to Payee an amount equal to the Initial Cap.

(b) Initial Obligation True-Up. On March 20, 2019 (which shall be a True-Up Payment Date):

(i) if there is an Initial Overage Amount, then such Initial Overage Amount shall be applied as a credit (an “Overage Credit”) to the next Quarterly Payment and, to the extent any portion of such Overage Credit remains, to any subsequent Quarterly Payments, 4Q Payments or Cash True-Up Payments, and the amount of the Overage Credit shall be reduced by the amount thereof applied as a credit in respect of such payments until the Overage Credit is equal to zero; and

(ii) if there is an Initial Deficiency Amount, then such Initial Deficiency Amount shall be paid by payment of cash from Payor to Payee (any such cash payment, the “Initial Cash Deficiency Payment”).

(c) Quarterly Payments. On January 30, 2019, and each subsequent date that is thirty (30) days following the start of each Fiscal Quarter until the Termination Date (each, a “Quarterly Payment Date”), Payor shall pay Payee an amount equal to one-fourth (1/4) of the Estimated Annual US Bendix Obligation for such year (each such payment, a “Quarterly Payment”); provided, however, that, if the Estimated Annual US Bendix Obligation for such year exceeds the Cap, then each Quarterly Payment for purposes of this Agreement shall be €[•]3 (the “Quarterly Cap”).

[3]	NTD: To be updated to equal $43,750,000, based on a Euro-to-U.S. dollar exchange rate to be determined by Honeywell as of a date within two business days prior to the Distribution Date.

(d) 4Q Payments. On December 2, 2019, and each subsequent date that is sixty (60) days following the start of the fourth Fiscal Quarter of each calendar year until the Termination Date (each, a “4Q Payment Date”), Payor shall pay Payee the sum of (i) the Environmental Obligation in respect of the first three quarters of such calendar year, plus (ii) the Ex-US Bendix Obligation in respect of the first three quarters of such calendar year (such payment, the “4Q Payment”); provided, that, if the sum of the 4Q Payment, plus the Estimated Annual US Bendix Obligation is greater than the Cap, then such 4Q Payment shall be an amount equal to the Cap, less the Estimated Annual US Bendix Obligation.

(e) Annual True-Up of Estimated Payments. On the second Quarterly Payment Date of each calendar year until the Termination Date (each such date shall be a True-Up Payment Date):

(i) if there is an Overage Amount set forth in the Prior Year Aggregate Loss Statement, then such Overage Amount shall be applied as an Overage Credit to the next Quarterly Payment and, to the extent any portion of such Overage Credit remains, to any subsequent Quarterly Payments, 4Q Payments or Cash True-Up Payments, and the amount of the Overage Credit shall be reduced by the amount thereof applied as a credit in respect of such payments until the Overage Credit is equal to zero;

(ii) if there is a Deficiency Amount set forth in the Prior Year Aggregate Loss Statement, then such Deficiency Amount shall be paid first by reducing the amount of any remaining Overage Credit and then, if such Overage Credit has been reduced to zero, by payment of cash from Payor to Payee (any such cash payment, a “Annual Cash Deficiency Payment”).

Section 2.4 Payments to Payee Post-GARE. If a Global Asbestos Resolution Event has occurred, beginning on January 1st of the calendar year following such Global Asbestos Resolution Event, Payor shall pay Payee as set forth in this Section 2.4.

(a) For so long as the Cumulative Outstanding GARE Losses in respect of a calendar year are equal to or exceed the Cap, on each Quarterly Payment Date, Payor shall pay Payee an amount equal to the Quarterly Cap. The aggregate annual payment under this Section 2.4(a) shall first be allocated to satisfy the Aggregate Annual Obligation, and then to satisfy the Cumulative Outstanding GARE Losses (the amount of any payment made in respect of the Cumulative Outstanding GARE Losses, a “GARE Payment”), and in respect of any calendar year the amounts of such allocations shall be included in the Prior Year Aggregate Loss Statement delivered in the following year under Section 2.2(e). Any amounts payable pursuant to this Section 2.4(a) shall be a “Quarterly Payment” for all purposes under this Agreement and shall be paid first by reducing the amount of any remaining Overage Credit and then, if such Overage Credit has been reduced to zero, by payment of cash from Payor to Payee. For the avoidance of doubt, the Cumulative Outstanding GARE Losses shall be carried over year-to-year and recalculated as of January 1st of each calendar year following a Global Asbestos Resolution Event, until the earlier of (i) the year that there are no Cumulative Outstanding GARE Losses or (ii) the Termination Date. Such recalculation will be set forth in the applicable Prior Year Aggregate Loss Statement.

(b) From and after such time as the Cumulative Outstanding GARE Losses in respect of a calendar year are less than the Cap:

(i) on each Quarterly Payment Date, Payor shall pay Payee an amount equal to one-fourth (1/4) of the Cumulative Outstanding GARE Losses for such year and such payment shall be a “Quarterly Payment” for all purposes under this Agreement;

(ii) on each 4Q Payment Date, Payor shall pay Payee the sum of (i) the Environmental Obligation in respect of the first three quarters of such calendar year, plus (ii) the Ex-US Bendix Obligation in respect of the first three quarters of such calendar year, plus (iii) the US Bendix Obligation in respect of the first three quarters of such calendar year (such payment shall be a “4Q Payment” for all purposes under this Agreement); provided, that, if the sum of the 4Q Payment plus the Cumulative Outstanding GARE Losses for such calendar year is greater than the Cap, then such 4Q Payment shall be an amount equal to the Cap, less such Cumulative Outstanding GARE Losses;

(iii) on the True-Up Payment Date, Payor shall pay Payee the amount, if any, by which (A) the sum of (1) the Cumulative Outstanding GARE Losses for such year, plus (2) the 4Q Payment for such year is less than the lesser of: (x) the sum of (i) the Aggregate Annual Obligation, plus (ii) such Cumulative Outstanding GARE Losses and (y) the Cap; and

(iv) all payments made pursuant to this Section 2.4(b) shall first be allocated to satisfy the Aggregate Annual Obligation, and then to satisfy the Cumulative Outstanding GARE Losses (such amount paid in respect of the Cumulative Outstanding GARE Losses shall be a “GARE Payment” for all purposes under this Agreement), and in respect of any calendar year the amounts of such allocations shall be included in the Prior Year Aggregate Loss Statement delivered in the following year under Section 2.2(e). Any amounts payable pursuant to this Section 2.4(b) shall be paid first by reducing the amount of any remaining Overage Credit and then, if such Overage Credit has been reduced to zero, by payment of cash from Payor to Payee (any such cash payment, the “GARE Deficiency Payment” and, together with the Annual Cash Deficiency Payment and the Initial Cash Deficiency Payment, the “Cash True-Up Payments”).

(c) From and after such time as the Cumulative Outstanding GARE Losses equal zero, Payor shall make the payments to Payee set forth in Section 2.3.

Section 2.5 Payment Deferrals.

(a) Payor shall defer any Quarterly Payment, any 4Q Payment, any Cash True-Up Payment, or payment of Accrued Amounts to the extent that, as of a Quarterly Payment Date or, as applicable, a 4Q Payment Date or a True-Up Payment Date: (i) a Specified Event of Default has occurred and is continuing under the Principal Credit Agreement or any other Senior Indebtedness (a “Default Deferral”) or (ii) if, after giving effect to any such cash payment due and payable, (x) the Transportation Systems Restricted Group, on a consolidated basis, would fail to be in compliance with any financial maintenance covenant under the Principal Credit Agreement or (y) the Transportation Systems Restricted Group, on a consolidated basis, would fail to maintain a Fixed Charge Coverage Ratio (as defined in the Indenture) of at least 2:00 to 1:00 (the “FCCR Test”); provided that this clause (y) shall only apply in the event that at the time such cash payment is due and payable, (1) no Principal Credit Agreement exists, (2) no financial maintenance covenant exists under the terms of any Senior Indebtedness and (3) the Indenture (or a replacement indenture that constitutes Senior Indebtedness) exists and the FCCR Test remains applicable (a “Financial Covenant Deferral” and, together with a Default Deferral, a “Payment Deferral”). For the avoidance of doubt, Payor shall pay such portion of any Quarterly Payment, 4Q Payment, Cash True-Up Payment or Accrued Amounts subject to a Financial Covenant Deferral to the extent that payment would not result in a Financial Covenant Deferral.

(b) If Payor shall defer any cash payments in accordance with Section 2.5(a), any amounts so deferred (“Accrued Amounts”) shall be paid in accordance with this Section 2.5(b).

(i) On each True-Up Payment Date, if any Accrued Amounts have accrued and remain unpaid, then Payor shall pay such Accrued Amounts, subject to Payment Deferral pursuant to Section 2.5(a), provided that, if the sum of (A) that amount of the Aggregate Annual Obligation that was due and payable (including payable by reduction in Overage Credit) in respect of the preceding calendar year, plus (B) if applicable, any GARE Payment in respect of the preceding calendar year, plus (C) such Accrued Amounts exceeds the Cap, then Payor shall only pay such Accrued Amounts exceeding the Cap that Payor is permitted to pay under Section [•] (Limitations on Restricted Payments) of the Principal Credit Agreement (or any successor provision).

(ii) Any Accrued Amounts that remain unpaid following any True-Up Payment Date shall be paid on the next succeeding True-Up Payment Date as provided in this Section 2.5.

(c) In any Fiscal Quarter, unless and until all amounts due in such Fiscal Quarter in respect of Quarterly Payments, 4Q Payments, Cash True-Up Payments and Accrued Amounts have been paid in full:

(i) no member of Payor Group shall declare, make or commit to make or pay any dividend or other distribution on, or redeem, purchase or otherwise acquire, the equity of any member of Payor Group, directly or indirectly (other than dividends or distributions by a wholly owned Subsidiary to its parent; provided, that no such dividend or distribution may be made by Payor to its parent unless such dividend or distribution is (x) used to pay obligations owing under Senior Indebtedness that are due and payable or (y) permitted under Section 2.5(c)(ii)); and

(ii) other than in the Ordinary Course of Business, no member of Payor Group shall assume or enter into any intercompany transactions resulting in the payment of any amount by a member of Payor Group to any member of the Transportation Systems Group that is not a member of Payor Group.

Section 2.6 Manner of Payment; Currency Exchange Rate.

(a) All payments to Payee to be made hereunder shall be made in Euros by wire transfer of immediately available funds, to an account specified by Payee in writing, and Payor shall send a payment confirmation to Payee by fax or e-mail.

(b) In addition to any other amounts payable hereunder (including those payable pursuant to Section 4.11 and Section 3.3(a)(i)) and any other rights Payee may have hereunder, Payor shall pay Payee a late payment fee of five percent (5%) per annum on all payments that are more than thirty (30) days past due, with such late payment fee accruing as of such date thirty (30) days following the missed payment. For the avoidance of doubt, (i) any late payment fees made pursuant to this Section 2.6 shall not be included in, or subject to, the Cap and (ii) Accrued Amounts shall not accrue any late payment fee hereunder unless such amounts are required to be paid pursuant to Section 2.5 and are not so paid.

(c) If any payment is due and payable under this Agreement on a date that is not a Business Day, such payment shall be due and payable on the next following Business Day.

(d) To the extent that any amounts estimated, calculated, determined, paid, received, applied, allocated, deferred or accrued pursuant to this Agreement are denominated in U.S. dollars, such amounts shall be converted into Euros on a U.S. dollar-to-Euro exchange rate of [•]4. For the avoidance of doubt, the following amounts that are denominated in U.S. dollars shall, without limitation, be converted to Euros pursuant to this Section 2.6(d): Losses, Global Asbestos Resolution Amounts, Insurance Disallowances, Insurance Receipts, Affirmative Environmental Litigation Proceeds, Property Sale Proceeds and Co-Contribution Proceeds.

(e) To the extent any amounts estimated, calculated, determined, paid, received, applied, allocated, deferred or accrued pursuant to this Agreement are denominated in a currency other than Euros or U.S. dollars, such amounts shall (i) be converted into U.S. dollars at the rate at which such currency may be exchanged into U.S. dollars, as set forth at approximately 11:00 a.m., London time, on the date such amounts are estimated, calculated, determined, paid, received, applied, allocated, deferred or accrued on the Reuters World Currency Page “FX=” for such currency (or, in the event that such rate does not appear on any Reuters World Currency Page, then the exchange rate as determined by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Parties), and then (ii) such amount of U.S. dollars shall be converted to Euros in accordance with Section 2.6(d).

[4]	NTD: To be updated to reflect the Euro-to-U.S. dollar exchange rate determined by Honeywell as of a date within two business days prior to the Distribution Date.

Section 2.7 Limitations to Payments. For the avoidance of doubt, (i) payments of Accrued Amounts are not subject to the Cap and shall be payable as provided in Section 2.5(b), and (ii) except as set forth in Section 2.4, any amounts payable under this Agreement that are not paid due to the Cap shall not be applied to another year.

Section 2.8 Illustrative Examples. Set forth on Schedule 2.8 hereto are examples of the payments that may be made pursuant to Section 2.3, 2.4, and 2.5, which are being provided for illustrative purposes only and are not the sole examples of a particular concept or intended to be a representation as to any future payments.

Section 2.9 Management of Claims. The Claim Manager shall be solely responsible for, and shall have sole discretion with respect to, the Management of all Claims. Payor shall have the right to meet with the Claim Manager’s outside litigation or environmental counsel once each Fiscal Quarter to discuss the US Bendix Reports, the 4Q Reports or the True-Up Reports; provided, that (a) the Claim Manager shall have no obligation to implement or adopt Payor’s requests during such meeting or otherwise consult, seek the consent of, cooperate with or otherwise inform (except pursuant to this sentence, Section 2.2 and Section 3.3(a)) Payor or any of its Affiliates or their respective Representatives regarding the investigation, defense, compromise, settlement or resolution of any Claim, regardless of the party against whom any such Claim may be asserted, (b) the content of such meetings shall be limited to the information contained in the US Bendix Reports, 4Q Reports or True-Up Reports, and (c) Payor shall pay all fees and expenses relating to such quarterly meetings. All Claims brought against any Payee Party subject to payment hereunder shall be referred to the Claim Manager for Management promptly and, in any event, within fifteen (15) days of notice thereof. Notwithstanding the above, in no event shall the Claim Manager or the Claim Manager’s counsel be under any obligation to share privileged information with Payee or Payee’s Representatives.

Section 2.10 Covenants. The provisions of Article V (Affirmative Covenants) (other than Section 5.12) and Article VI (Negative Covenants) of the Current Credit Agreement shall be incorporated herein and shall apply mutatis mutandis with changes thereto as set forth in Exhibit L; provided that members of Payor Group may enter into intercompany transactions with members of the Transportation Systems Group in the Ordinary Course of Business.

Section 2.11 Restricted Payment Capacity. Payor shall, and shall cause its Restricted Subsidiaries to, preserve at least €[•]5 of the payment capacity under Section 6.08(a)(xii) (Limitations on Restricted Payments) (or any successor provision) of the Principal Credit Agreement (the “RP Basket”) solely for the purpose of paying Accrued Amounts; provided that such RP Basket shall be reduced by the amount of any Accrued Amounts paid pursuant to Section 2.5(a).

[5]	NTD: To be updated to equal $50,000,000, based on a Euro-to-U.S. dollar exchange rate to be determined by Honeywell as of a date within two business days prior to the Distribution Date.

Section 2.12 No Acts to Impair Rights.

(a) Payor shall not, and shall not permit its Subsidiaries or Affiliates that are members of the Transportation Systems Group to, take any action intended to, or which would reasonably be expected to, prohibit, restrict, circumvent, diminish or impair (or have the effect, directly or indirectly, of prohibiting, restricting, circumventing, diminishing or impairing) in any material respect (i) the ability of Payor to make any payments under this Agreement, (ii) the rights of Payee under this Agreement or (iii) the ability of Payee to enforce its rights under this Agreement; provided that this Section 2.12(a) shall not prohibit the repayment of any Senior Indebtedness that has become due and payable. Without limiting the foregoing, Payor agrees that it shall not, and it shall cause its Subsidiaries not to, amend or enter into waivers under the Current Credit Agreement or the Indenture or other agreements (including other agreements relating to Senior Indebtedness) (any such amendment or waiver, an “Agreement Amendment”), or enter into another Principal Credit Agreement or indenture or make amendments or waivers thereto, in each case, in a manner that would (x) adversely affect the rights of Payee hereunder or (y) reasonably be expected to (I) prohibit, restrict, circumvent, diminish or impair (or have the effect, directly or indirectly, of prohibiting, restricting, circumventing, diminishing or impairing) the ability of Payor to satisfy its obligations hereunder or (II) trigger a Payment Deferral (an “Adverse Change”) without Payee’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned). Payor agrees to provide prior written notice to Payee at least ten (10) Business Days prior to entry into any Agreement Amendment.

(b) Without limiting the foregoing, the Parties agree that it is understood that (i) any amendment or waiver of the negative covenants of the Current Credit Agreement or the Indenture resulting in such negative covenants being less restrictive to Transportation Systems and its subsidiaries than the Current Credit Agreement or the Indenture, respectively, shall not constitute an Adverse Change and (ii) any amendment or waiver of the provisions of clauses (a)(ii), (a)(iii), (a)(v), (a)(xi) and (a)(xii) of Section 6.08 and Sections 6.11(a) (as it relates to this Agreement), 6.12, 6.13, 6.15, 6.17 and 6.18 of the Current Credit Agreement or the corresponding provisions of the Indenture or any Principal Credit Agreement or other indenture, if any, that is more restrictive (or any amendment or waiver that has the effect, directly or indirectly, of making such provisions more restrictive) to Transportation Systems and its subsidiaries than the Current Credit Agreement or the Indenture, respectively, shall, in each case, without limitation, be deemed to be an “Adverse Change”. In the event of any Agreement Amendment (including any Adverse Change) permitted to be made pursuant to the terms hereunder that is more restrictive to Transportation Systems and its Subsidiaries than the Current Credit Agreement or any Principal Credit Agreement, the provisions of such Agreement Amendment shall, unless otherwise agreed in writing by Transportation Systems and Payee, also apply (or be deemed to apply automatically) to the corresponding covenant incorporated herein under Section 2.10, mutatis mutandis, such that Payee shall receive the same benefit of such more restrictive terms as the financing sources under the Current Credit Agreement or such Principal Credit Agreement, as applicable.

Section 2.13 Default.

(a) Notwithstanding anything to the contrary contained in this Agreement, the occurrence of the following events shall constitute a default under, and a breach of, this Agreement (a “Default”):

(i) any failure to make a Quarterly Payment, a 4Q Payment, a Cash True-Up Payment or Accrued Amount when due and payable (except any such amount subject to a Financial Covenant Deferral or a Default Deferral);

(ii) any material breach of this Agreement that is not curable or, if curable, is not cured within thirty (30) days of written notice thereof;

(iii) the failure by Transportation Systems or any of its Restricted Subsidiaries to make any payment when due (after giving effect to any applicable grace period) under any Material Indebtedness; or

(iv) any default in the performance of any agreement or condition contained in the Principal Credit Agreement, or any other event or condition, the effect of which default or other event or condition is to cause, or to permit the creditors under the Principal Credit Agreement to cause, the indebtedness under the Principal Credit Agreement to become due prior to its stated maturity or to be required to be repurchased, prepaid, redeemed or deferred prior to its stated maturity;

provided, that, (A) in the case of clause (iv) above, any such Default shall be deemed to have occurred only if (x) sixty (60) calendar days have passed since the first date on which a Default would otherwise have been deemed to occur thereunder (such date, the “Default Date”) and (y) thirty (30) calendar days have passed since Payee provides written notice (a “Payment Default Notice”) of such default to the Senior Agent (and each Financial Representative for any other Senior Indebtedness having commitments or an outstanding principal amount of at least €[•]6), which such Payment Default Notice may be delivered on or after the Default Date, and during such sixty (60) calendar day and thirty (30) calendar day periods, the relevant creditors under the Principal Credit Agreement have not waived such default and (B) in the case of clauses (i), (ii) and (iii) above, any such Default shall be deemed to have occurred only if thirty (30) days have passed since Payee provides a Payment Default Notice to the Senior Agent (and each Financial Representative for any other Senior Indebtedness having commitments or outstanding principal amount of at least €[•]7) and during such thirty (30) calendar day period, Payee has not waived such default.

[6]	NTD: To be updated to equal $25,000,000, based on a Euro-to-U.S. dollar exchange rate to be determined by Honeywell as of a date within two business days prior to the Distribution Date.
[7]	NTD: To be updated to equal $25,000,000, based on a Euro-to-U.S. dollar exchange rate to be determined by Honeywell as of a date within two business days prior to the Distribution Date.

(b) Promptly, and in any event within five (5) Business Days, upon obtaining knowledge of any Default, Payor shall deliver notice of such Default to Payee in accordance with Section 4.9, specifying the nature of such Default and what actions Payor has taken, is taking or proposes to take with respect thereto.

Section 2.14 Guarantee. Payor and each Restricted Subsidiary of Payor that is a Loan Party (as defined in the Principal Credit Agreement) shall, concurrent with the effectiveness of this Agreement, enter into a guarantee, substantially in the form set forth in Exhibit M (the “Guarantee”). In the event that any additional Persons shall become a Subsidiary of Payor and a Loan Party under the Principal Credit Agreement (“New Loan Parties”), Payor shall promptly, and, in any event, within ten (10) Business Days thereafter, cause such New Loan Parties to enter into the Guarantee. The joinder to the Guarantee, and execution and delivery thereof by such New Loan Parties, shall not require the consent of any other party to the Guarantee.

Section 2.15 Subordination.

(a) Payee agrees that all amounts payable by Payor to Payee hereunder shall be subordinated in right of payment to the prior Payment in Full of all Senior Indebtedness (whether outstanding on the date hereof or hereafter created, incurred, assumed or guaranteed) as provided in this Section 2.15.

(b) In the event of any payment or distribution of assets during any Insolvency Proceeding of Payor or any Person providing a Guarantee, subject to governing law of the relevant Insolvency Proceeding:

(i) holders of Senior Indebtedness shall first be entitled to receive Payment in Full of all Obligations due in respect of such Senior Indebtedness (including interest after the commencement of any such Insolvency Proceeding at the rate specified in the documentation for the applicable Senior Indebtedness) or provision shall be made for such amount in cash, or other payments satisfactory to all of the holders of Senior Indebtedness (such satisfaction to be evidenced in writing by such holders of Senior Indebtedness), before Payee shall be entitled to receive any payment hereunder; and

(ii) until all Obligations with respect to Senior Indebtedness (as provided in clause (i) above) are Paid in Full, any distribution to which Payee would be entitled but for this Section 2.15 shall be made to the Applicable Designated Representative under (and as defined in) the Intercreditor Agreement (as defined in the Principal Credit Agreement) and applied in accordance with the terms thereof.

(c) Default on Senior Indebtedness.

(i) No payment may be made hereunder, directly or indirectly, if a default in payment of the principal of, premium, if any, or interest on, or other Obligations with respect to any Senior Indebtedness, occurs (each, a “Senior Payment Default”), by reason of acceleration or otherwise, until all Senior Payment Defaults have been cured or waived in accordance with the terms of the agreement, indenture or other document governing such Senior Indebtedness (as evidenced by a written waiver from the holders (or a Financial Representative thereof) of the applicable Senior Indebtedness).

(ii) During the continuance of any event of default with respect to any Senior Indebtedness (other than a Senior Payment Default), permitting the holders thereof (or their Financial Representative) to accelerate the maturity thereof, no payment may be made hereunder, directly or indirectly, for a period (a “Payment Blockage Period”) commencing upon the receipt by Payor of written notice (a “Payment Blockage Notice”) of such event of default from Persons entitled to give such notice under any agreement pursuant to which that Senior Indebtedness may have been issued, that such an event of default has occurred and is continuing and ending on the earliest of: (1) one hundred and eighty (180) days from the date of receipt of the Payment Blockage Notice; (2) the date such event of default has been cured or waived in accordance with the terms of such Senior Indebtedness; or (3) the date such Payment Blockage Period shall have been terminated by written notice from the Person initiating such Payment Blockage Period. Notwithstanding any of the foregoing, until the Obligations under the Principal Credit Agreement are Paid in Full, (x) only the Senior Agent shall have the right to give a Payment Blockage Notice and (y) any Payment Blockage Notice given by a holder of any Senior Indebtedness that is not the Senior Agent shall not be effective for any purposes. Transportation Systems shall deliver any Payment Blockage Notice promptly to Payee.

(iii) Payor may resume payments hereunder at the end of the Payment Blockage Period unless a Senior Payment Default then exists.

(iv) Until all Obligations with respect to Senior Indebtedness are Paid in Full, so long as a Senior Payment Default has occurred and is continuing or a Payment Blockage Period has commenced and is continuing, Payee shall not (and shall not permit any member of the Honeywell Group to) make, sue for, ask or demand from any member of the Transportation Systems Group payment of all or any of the obligations hereunder, or commence, or join with any creditor other than the Senior Agent in commencing, directly or indirectly cause any member of the Transportation Systems Group, or assist any member of the Transportation Systems Group in commencing, any Insolvency Proceeding; provided, however, that nothing herein shall restrict Payee from filing a proof of claim with respect to obligations hereunder in any Insolvency Proceeding.

(v) Payor shall promptly provide written notice to Payee regarding the occurrence or termination of a Senior Payment Default.

(d) In the event that Payee receives any payment hereunder, whether in cash, property or securities (including, without limitation, by way of setoff, recovery from a judgment lien or otherwise), at a time when such payment or distribution is prohibited by this Section 2.15, such payment or distribution shall be held by Payee, in trust for the benefit of, and shall be paid forthwith over and delivered to the Applicable Designated Representative under (and as defined in) the Intercreditor Agreement (as defined in the Principal Credit Agreement) and applied in accordance with the terms thereof.

(e) Payor shall promptly notify Payee of any facts known to Payor that would cause a payment hereunder to violate this Section 2.15, but failure to give such notice shall not affect the subordination of payments hereunder to the Senior Indebtedness as provided in this Section 2.15.

(f) After (and only after) all Senior Indebtedness is Paid in Full in cash or other payment satisfactory to the holders of the Senior Indebtedness (such satisfaction to be evidenced in writing by such holders of Senior Indebtedness), Payee shall be subrogated (equally and ratably with all other indebtedness pari passu with Payee and entitled to similar rights of subrogation) to the rights of holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness to the extent that payments or distributions otherwise payable to Payee have been applied to the payment of Senior Indebtedness. A distribution made under this Section 2.15 to holders of Senior Indebtedness that otherwise would have been made to Payee is not, as between Payor and Payee, a payment on amounts due hereunder.

(g) This Section 2.15 defines the relative rights of, on the one hand, Payee and, on the other hand, the holders of Senior Indebtedness. Nothing in this Section 2.15 shall:

(i) impair, as between Payor and Payee, the obligation of Payor, which is absolute and unconditional, to pay amounts payable by Payor to Payee hereunder;

(ii) affect the relative rights of Payee and creditors of Payor Group other than their rights in relation to holders of Senior Indebtedness; or

(iii) subject to Section 2.15(c)(iv), prevent Payee from exercising its available remedies upon the occurrence of a Default, subject to the rights of holders and owners of Senior Indebtedness under this Section 2.15 to receive distributions and payments otherwise payable to Payee.

If Payor fails, because of this Section 2.15, to pay any amounts due and payable to Payee hereunder on the due date, the failure shall still constitute a Default.

(h) No right of any holder of Senior Indebtedness to enforce the subordination of the amounts payable by Payor to Payee hereunder shall be impaired by any act, or failure to act, by Payor, Transportation Systems or Payee or by the failure of Transportation Systems, Payor or Payee to comply with this Section 2.15 or any other provision of this Agreement.

(i) Whenever a distribution is to be made or a notice given to holders of Senior Indebtedness, the distribution may be made and the notice given to their Financial Representative. Upon any payment or distribution of assets of any member of Payor Group referred to in this Section 2.15, Payee shall be entitled to rely upon any order or decree made by any court of competent jurisdiction or upon any certificate of a Financial Representative of a holder of Senior Indebtedness or of the liquidating trustee or agent or other person making any distribution to Payee for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other indebtedness of Payor Group, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Section 2.15.

(j) The provisions of this Section 2.15 and related definitions in Section 1.1 shall not be amended or modified in any manner adverse to the holders of Senior Indebtedness without the written consent of the holders of all Senior Indebtedness (or, in the case of any holders of Senior Indebtedness represented by a Financial Representative, without the written consent of such Financial Representative acting on behalf of such holders pursuant to the terms of the agreement, indenture or other document governing such Senior Indebtedness).

(k) To the fullest extent permitted by law, the provisions of this Section 2.15 and the obligations under this Agreement shall remain in full force and effect irrespective of (i) any amendment, modification or supplement of, or any rescission, waiver or consent to, any of the terms of the Senior Indebtedness or the agreement or instrument governing the Senior Indebtedness, this Agreement or any other agreement, (ii) the taking, exchange, release or non-perfection of any collateral securing the Senior Indebtedness, or the taking, release or amendment or waiver of or consent to departure from any guaranty of the Senior Indebtedness, (iii) the manner of sale or other disposition of the collateral securing the Senior Indebtedness or the application of the proceeds upon such sale, (iv) the failure of any holder of the Senior Indebtedness or any other Person to assert any claim or demand or to enforce any right or remedy under the provisions of the agreement or instrument governing the Senior Indebtedness, this Agreement or otherwise, (v) any illegality, lack of validity or lack of enforceability of any of the terms of the Senior Indebtedness or the agreement or instrument governing the Senior Indebtedness or this Agreement, (vi) any change in the corporate existence, structure or ownership of Payor or any member of Payor Group, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting any such Person or its assets, (vii) any action permitted or authorized hereunder; or (viii) any other circumstance which might otherwise constitute a defense available to, or a discharge of, Payor, any member of Payor Group, Payee or any other subordinated creditor. Payee and Payor each hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Senior Indebtedness and any requirement that any holder of the Senior Indebtedness or Financial Representative of any holders of Senior Indebtedness secure, perfect or insure any security interest or lien or any property or exhaust any right or take any action against Payor, any member of Payor Group or any other person or entity or any collateral. The holders of the Senior Indebtedness (and each Financial Representative of the holders of Senior Indebtedness) are hereby authorized to demand specific performance of this Agreement. Payee and Payor each hereby irrevocably waives any defense based on the adequacy of a remedy at law, which might be asserted as a bar to such remedy of specific performance.

(l) The holders of the Senior Indebtedness (and each Financial Representative of the holders of Senior Indebtedness) shall be third-party beneficiaries of this Section 2.15 and shall be entitled to enforce the provisions hereof directly against Payee and Payor.

Section 2.16 Confidentiality; Privilege.

(a) From and after the date hereof until two (2) years following the date of termination of this Agreement, Payor Group shall, and shall cause its Affiliates that are members of the Transportation Systems Group and Representatives to, keep confidential any and all non-public information provided pursuant to Section 2.2 and Section 3.3(a); provided, however, that Payor shall not be liable hereunder with respect to any disclosure to the extent such disclosure is determined by Payor (with the advice of counsel) to be required by any applicable Law or Order, including applicable rules of any securities exchange. In the event that Payor or any of its Affiliates or Representatives are required by any applicable Law or Order to disclose any such non-public information, Payor shall, (i) to the extent permissible by such applicable Law or Order, provide the Claim Manager with prompt written notice of such requirement, (ii) disclose only that information that Payor determines (with the advice of counsel) is required by such applicable Law or Order to be disclosed and (iii) use reasonable efforts to preserve the confidentiality of such non-public information, including by, at the request of the Claim Manager, reasonably cooperating with the Claim Manager to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such non-public information. Notwithstanding the foregoing, such non-public information shall not include information that (A) is or becomes available to the public after the date hereof other than as a result of a disclosure by Payor or any of its Affiliates or Representatives in breach of this Section 2.16 or (B) becomes available to Payor or any of its Affiliates or Representatives after the date hereof from a source other than the Claim Manager or its Affiliates or Representatives if the source of such information is not known by Payor or its Affiliates or Representatives to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Claim Manager or its Affiliates with respect to such information. Notwithstanding anything to the contrary in this Agreement, any member of Payor Group may share such non-public information with its Affiliates and Representatives, provided that: (i) such Representatives or Affiliate (where such Affiliate is not a member of Payor Group) shall enter into a confidentiality agreement with such member of Payor Group on terms substantially similar to this Section 2.16 to keep such non-public information confidential and will not disclose such information to any other Person; (ii) such Representatives shall not use such non-public information in any manner that is detrimental to the interests of the Claim Manager or its Affiliates; and (iii) Payor agrees that it is responsible to the Claim Manager for any action, or failure to act, that would constitute a breach or violation of this Section 2.16 by any such Representative or Affiliate.

(b) The Claim Manager shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged information that relates solely or primarily to the Claims, whether or not the privileged information is in the possession or under the control of any Affiliate of Payor or any Affiliate of the Claim Manager. The Claim Manager shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged information that relates solely or primarily to any Claims in connection with any legal proceedings that are now pending or may be asserted in the future, whether or not the privileged information is in the possession or under the control of any Affiliate of Payor or any Affiliate of the Claim Manager.

(c) If the Parties do not agree as to whether certain information is privileged information, then such information shall be treated as privileged information, and the Claim Manager shall be entitled to control the assertion or waiver of all privileges and immunities in connection with any such information until such time as it is finally judicially determined that such information is not privileged information or unless the Parties otherwise agree.

(d) The Parties agree that their respective rights to access information, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement and the transfer of privileged information between the Parties pursuant to this Agreement, shall not be deemed a waiver of any privilege that has been or may be asserted under this Agreement or otherwise.

Section 2.17 Tax Treatment. Payments under this Agreement shall be treated for U.S. federal income tax purposes as payments made in respect of an obligation contributed by Payor to Payee simultaneously with the contributions by Payor to Payee of AlliedSignal Aerospace Service LLC, a limited liability company organized under the Laws of the State of Delaware, and the payment obligation under Section 3.02(g) of the Tax Matters Agreement immediately prior to and as part of a plan with the distribution of Payee by Payor to Honeywell Asia Pacific Inc., a corporation organized under the Laws of the State of Delaware, in accordance with the Separation Agreement. Neither Payor nor any of its Affiliates shall claim any deduction for U.S. federal income tax purposes in respect of such payments other than any portion of such payments treated as interest under applicable U.S. federal income tax rules. Honeywell shall be the only person entitled to claim deductions for U.S. federal, state or local income tax purposes in respect of any Losses relating to Claims. All Parties hereto shall and shall cause their Affiliates to file all Tax returns on a basis consistent with the foregoing, and neither any Party nor an Affiliate shall take any Tax position inconsistent with this Section 2.17.

ARTICLE III

TERM AND TERMINATION

Section 3.1 Term. This Agreement shall be effective as of the date hereof and, unless the Agreement is terminated earlier as provided herein, shall continue until the earliest to occur of (x) December 31, 2048 or (y) December 31st of the third consecutive year during which the sum of (i) the Aggregate Annual Obligation, plus (ii) if applicable, the GARE Payment, plus (iii) any Accrued Amounts has been less than €[•]8 (the “Termination Date”).

Section 3.2 Termination. This Agreement may be terminated prior to the Termination Date by mutual written agreement of the Parties (in which case, the date of such termination shall be the “Termination Date” for all other purposes under this Agreement).

[8]	NTD: To be updated to equal $25,000,000, based on a Euro-to-U.S. dollar exchange rate to be determined by Honeywell as of a date within two business days prior to the Distribution Date.

Section 3.3 Effect of Termination.

(a) Upon the termination of this Agreement, no Party shall have any liability or further obligation to any other Party or any of such Party’s Affiliates under this Agreement; provided, however, that on February 15 of the calendar year following the Termination Date, the Claim Manager shall deliver to Payor a Prior Year Aggregate Loss Statement and:

(i) if there is a Deficiency Amount set forth in the Prior Year Aggregate Loss Statement, then such Deficiency Amount shall be due and payable;

(ii) any Accrued Amounts outstanding as of such date shall be due and payable;

(iii) any payments of such Deficiency Amount and any remaining Accrued Amount shall first be paid by reducing the amount of any Overage Amount and any remaining Overage Credit and then, if any such Overage Amount and Overage Credit has been reduced to zero, by payment of cash from Payee to Payor; and

(iv) if there is an Overage Amount set forth in the Prior Year Aggregate Loss Statement and/or any remaining Overage Credit following any payments contemplated by Section 3.3(a)(iii), Payee shall pay to Payor the sum of such Overage Amount, plus any such remaining Overage Credit.

Any payment made hereunder shall be made promptly following delivery of the Prior Year Aggregate Loss Statement and, in any event, within twenty (20) days thereof, in cash, by wire transfer of immediately available funds, to an account specified by the receiving Party in writing and the paying Party shall send a payment confirmation to the receiving Party by fax or e-mail.

(b) Notwithstanding any expiration or termination of this Agreement, Section 2.6, 2.15 and 2.16, this Section 3.3, and ARTICLE IV shall survive and remain in effect in accordance with their terms. Any termination of this Agreement shall be without prejudice to any other rights or remedies available under this Agreement or at Law.

ARTICLE IV

MISCELLANEOUS

Section 4.1 Counterparts; Entire Agreement. This Agreement may be executed in one or more counterparts, all of which counterparts shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each Party and delivered to the other Party. This Agreement may be executed by facsimile or PDF signature and scanned and exchanged by electronic mail, and such facsimile or PDF signature or scanned and exchanged copies shall constitute an original for all purposes. This Agreement, the Exhibits hereto and the Separation Agreement contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties with respect to the subject matter hereof other than those set forth or referred to herein or therein. For the avoidance of doubt, losses, damages, liabilities, deficiencies, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind in respect of Managing, investigating, defending, settling, compromising or resolving claims against any Ex-US TS Brake Subsidiary in any way related to or arising out of asbestos or asbestos-containing dust are subject to indemnification pursuant to the terms of the Separation Agreement.

Section 4.2 Representations and Warranties. Each Party, severally as to itself only, and not jointly or jointly and severally, hereby represents and warrants to each other Party hereto as of the date of this Agreement as follows:

(a) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby and thereby;

(b) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof;

(c) neither the execution, delivery or performance by each such Person of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) result in a material violation or material breach of, or material default under, any provision of the organizational documents of such Party or (ii) conflict with or result in a violation of, or give any Governmental Authority or other Person the right to challenge any of the transactions contemplated hereby under, any Law or Order applicable to such Party; and

(d) immediately after entering into this Agreement and upon the payment of the Initial Period Estimated US Bendix Payment, Payor shall be solvent and shall (a) be able to pay its debts as they become due, (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) and (c) have adequate capital to carry on its businesses.

Section 4.3 Dispute Resolution. In the event that any Party, acting reasonably, forms the view that another Party has caused a material breach of the terms of this Agreement, then the Party that forms such a view shall serve written notice of the alleged breach on the other Parties and the Parties shall work together in good faith to resolve any such alleged breach within thirty (30) days of such notice (a “Dispute”). If any such alleged breach is not so resolved, then a senior executive of each Party shall, in good faith, attempt to resolve any such alleged breach within the following thirty (30) days of the referral of the matter to the senior executives. If no resolution is reached with respect to any such alleged breach in accordance with the procedures contained in this Section 4.3, then the Parties may seek to resolve such matter in accordance with Section 4.4 and Section 4.5.

Section 4.4 Governing Law; Jurisdiction. Any disputes arising out of or relating to this Agreement, including, without limitation, to its execution, performance, or enforcement, shall be governed by, and construed in accordance with, the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof. Each Party irrevocably consents to the exclusive jurisdiction, forum and venue of any state or federal court sitting in New York City in the State of New York over any and all claims, disputes, controversies or disagreements between the Parties or any of their respective Affiliates, successors and assigns under or related to this Agreement or any of the transactions contemplated hereby, including, without limitation, to their execution, performance or enforcement, whether in contract, tort or otherwise. Each of the Parties hereby agrees that it shall not assert and shall hereby waive any claim or right or defense that it is not subject to the jurisdiction of such courts, that the venue is improper, that the forum is inconvenient or any similar objection, claim or argument. Each Party agrees that a final judgment in any legal proceeding resolved in accordance with this Section 4.4, Section 4.5 and Section 4.6 shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

Section 4.5 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY INCLUDING, WITHOUT LIMITATION, THEIR EXECUTION, PERFORMANCE OR ENFORCEMENT, WHETHER IN CONTRACT, TORT OR OTHERWISE. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS.

Section 4.6 Court-Ordered Interim Relief. In accordance with Section 4.4 and Section 4.5, at any time after giving notice of a Dispute, each Party shall be entitled to interim measures of protection duly granted by a court of competent jurisdiction: (1) to preserve the status quo pending resolution of the dispute; (2) to prevent the destruction or loss of documents and other information or things relating to the dispute; or (3) to prevent the transfer, disposition or hiding of assets. Any such interim measure (or a request therefor to a court of competent jurisdiction) shall not be deemed incompatible with the provisions of Section 4.3, Section 4.4, or Section 4.5. Until such Dispute is resolved in accordance with Section 4.3 or final judgment is rendered in accordance with Section 4.4 and Section 4.5, each Party agrees that such Party shall continue to perform its obligations under this Agreement and that such obligations shall not be subject to any defense or set-off, counterclaim, recoupment or termination.

Section 4.7 Assignability; Transfer.

(a) Except as set forth in Section 4.7(b), (c), (d) and (e), neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by either Party without the prior written consent of the other Party (consent to be provided in such Party’s sole discretion); provided that the Claim Manager may assign this Agreement to any Affiliate, in whole or in part, without the consent of any other Party hereto.

(b) Either Party may assign this Agreement without prior written consent if: (i) such assignment is pursuant to (a) a merger transaction in which the surviving entity acquires or assumes all, or substantially all, of such Party’s assets or (b) the sale of all, or substantially all, of such Party’s assets; (ii) the assignee or successor-in-interest shall have corporate credit ratings assigned to it by Moody’s Corporation and S&P Global Inc. (or any respective successors thereof) of no less than BB/Baa2, respectively; and (iii) it shall not be reasonably foreseeable as of the date of such assignment that such assignee or successor-in-interest will be downgraded as a result of the contemplated transaction with Payor or otherwise; provided, however, that the assignee or successor-in-interest expressly assumes in writing all of the obligations of the assigning Party under this Agreement, and the assigning Party provides written notice and evidence of such assignment, assumption or succession to the non-assigning Party.

(c) In the event that Payor Group effects a separation of a substantial portion of its business into one or more entities (each a “Bendix Newco”), whether existing or newly-formed, including by way of a Separation Transaction, prior to such separation, Payor shall cause any such Bendix Newco to enter into an agreement with Payee that contains rights and obligations that are substantially similar to those set forth in this Agreement and under which Bendix Newco and Payor shall be jointly and severally responsible for the payment obligations set forth in this Agreement. For the avoidance of doubt, any sale of equity interests or assets for consideration is not subject to this Section 4.7(c). Notwithstanding the foregoing, Payor Group may not enter into any Separation Transaction unless Bendix Newco shall have corporate credit ratings assigned to it by Moody’s and S&P of no less than BB/Baa2, respectively, and it shall not be reasonably foreseeable, as of the date of such Separation Transaction, that Bendix Newco will be downgraded.

(d) Notwithstanding the foregoing, Payee may assign this Agreement without the consent of any other Party hereto to Honeywell or any of its Subsidiaries and any such transferees or assignees shall thereafter be treated as “Payee” for all purposes under this Agreement.

(e) Notwithstanding the foregoing, Payor may assign this Agreement without the consent of any other Party hereto to Garrett ASASCO Inc., and Garrett ASASCO Inc. shall assume all liability hereunder, in connection with the transactions contemplated by the Separation Agreement. Following such assignment and assumption, Garrett ASASCO Inc. shall be treated as “Payor” for all purposes under this Agreement and Honeywell ASASCO, Inc. shall be relieved of all liability hereunder.

(f) Any purported assignment in contravention of this Section 4.7 shall be void. Subject to this Section 4.7, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 4.8 Third-Party Beneficiaries. Except (i) as set forth in Section 2.15(l), (ii) as set forth in Section 4.14 and (iii) for the payment rights under this Agreement of any Payee in her, his or its respective capacities as such, (a) the provisions of this Agreement are solely for the benefit of the Parties hereto and are not intended to confer upon any Person except the Parties hereto any rights or remedies hereunder and (b) there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any third person with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to this Agreement.

Section 4.9 Notices. All notices or other communications under this Agreement shall be in writing and shall be deemed to be duly given when (a) delivered in person, (b) on the date received, if sent by a nationally recognized delivery or courier service or (c) upon the earlier of confirmed receipt or the fifth business day following the date of mailing if sent by registered or certified mail, return receipt requested, postage prepaid and addressed as follows:

(a)	if to Payor:

Honeywell ASASCO, Inc.

[•]

Attn: [•]

email: [•]

(b)	if to Payee,

Honeywell ASASCO 2, Inc.

115 Tabor Road

Morris Plains, NJ 07950

Attention: [Senior Vice President and General Counsel]

Fax:            [•]

Email:        [•]

(c)	if to the Claim Manager,

Honeywell International Inc.

115 Tabor Road

Morris Plains, NJ 07950

Attention: [Senior Vice President and General Counsel]

Fax:            [•]

Email:        [•]

(d)	with a copy of any such notice sent to Payee, Payor or the Claim Manager (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention: Craig B. Brod

                 Kimberly R. Spoerri

Fax:         (212) 225-3999

Email:     cbrod@cgsh.com

               kspoerri@cgsh.com

and:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Scott A. Barshay

                 Steven J. Williams

Fax:           212-492-0040

Email:      sbarshay@paulweiss.com

                swilliams@paulweiss.com

and

McDermott, Will & Emery LLP

340 Madison Avenue

New York, NY 10173

Attention: Peter J. Sacripanti

Fax:           212-547-5444

Email:      psacripanti@mwe.com

Either Party may, by notice to the other Party, change the address to which such notices are to be given. Each Party agrees that nothing in this Agreement shall effect the other Parties’ right to serve process in any other manner permitted by Law (including pursuant to the rules for foreign service of process authorized by the Hague Convention).

Section 4.10 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon any such determination, any such provision, to the extent determined to be invalid, void or unenforceable, shall be deemed replaced by a provision that such court determines is valid and enforceable and that comes closest to expressing the intention of the invalid, void or unenforceable provision.

Section 4.11 Fees and Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses. Notwithstanding the foregoing, if any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing Party shall be entitled to recover from the non-prevailing Party attorneys’ fees and other costs and expenses incurred in connection with any such action in addition to any other relief to which such Party may be entitled. For the avoidance of doubt, any such costs and expenses shall not be included in, or subject to, the Cap.

Section 4.12 Headings. The article, section and paragraph headings contained in this Agreement, including in the table of contents of this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 4.13 Waivers of Default. No failure or delay of any Party in exercising any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Waiver by any Party of any default by the other Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default.

Section 4.14 Amendments. No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by any Party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of each Party; provided that no amendment resulting in the increase of the late payment fee set forth in Section 2.6(b) shall be effective without the written consent of the “Required Lenders” (as defined in the Principal Credit Agreement) under the Principal Credit Agreement. The lenders under the Principal Credit Agreement shall be third-party beneficiaries of this Section 4.14 and shall be entitled to enforce the provisions hereof directly against Payee and Payor.

Section 4.15 Interpretation. Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires. The terms “hereof,” “herein,” “herewith” and words of similar import, unless otherwise stated, shall be construed to refer to this Agreement as a whole (including all of the schedules hereto) and not to any particular provision of this Agreement. Article, Section or Exhibit references are to the articles, sections and Exhibits of or to this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit to this Agreement but not otherwise defined therein shall have the meaning as defined in this Agreement. Any definition of or reference to any agreement, instrument or other document herein (including any reference herein to this Agreement) shall, unless otherwise stated, be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth therein, including in Section 4.14 above). The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified. The word “or” shall not be exclusive. All references to “$” or dollar amounts are to lawful currency of the United States of America. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any provisions hereof.

*        *        *         *        *

IN WITNESS WHEREOF, each of the Parties have caused this Agreement to be duly executed by their respective officers thereunto duly authorized, all as of the date first above written.

HONEYWELL INTERNATIONAL INC.

By:
Name:
Title:

HONEYWELL ASASCO, INC.

By:
Name:
Title:

HONEYWELL ASASCO 2, INC.

By:
Name:
Title:

[SIGNATURE PAGE TO INDEMNIFICATION AGREEMENT]